Exhibit 99.D1

RECENT DEVELOPMENTS

International Relations

      The war with Hezbollah in Lebanon. On July 12, 2006, Israel launched operation “Change of Direction” against Hezbollah in Lebanon, after Hezbollah had fired missiles and mortar shells at Israel’s northern border and attacked an Israel Defense Forces (“IDF”) unit that was patrolling northern Israel. In this Hezbollah attack, two IDF soldiers were kidnapped. Operation “Change of Direction” included IDF attacks on strategic targets and Hezbollah strongholds in Lebanon to obstruct Hezbollah in planning and perpetrating their attacks, to prevent reinforcements reaching Hezbollah and to exert pressure on the Lebanese government to take control of southern Lebanon. From July 12, 2006 until a ceasefire came into effect on August 14, 2006, Hezbollah continued targeting Israeli cities in northern Israel with Katyusha rockets and other long-range missiles. 43 Israeli civilians and 117 IDF soldiers were killed in the war.

      On August 11, 2006 Resolution 1701 was unanimously passed by the UN Security Council and set the terms for ceasefire. The preamble of the resolution identifies the Hezbollah attack on July 12, 2006 as the cause of the current crisis and calls for the unconditional release of the Israeli hostages and the implementation of UN Security Council Resolution 1559, which called for the disbanding and disarmament of all Lebanese and non-Lebanese militia in Lebanon. In the operative paragraphs, the resolution calls for the cessation of all Hezbollah armed attacks, creates a new, strengthened United Nations Interim Force in Lebanon (“UNIFIL”) of up to 15,000 troops, gives UNIFIL an improved mandate (to take all necessary action to prevent hostile activities of any kind in its area of operations), calls for the disarmament of all armed groups in Lebanon, establishes an embargo of weapons to Lebanese groups other than the government, authorizes UNIFIL to assist the government of Lebanon, at its request, in securing borders and other entry points and forbids armed elements from returning to southern Lebanon.

      The Palestinian arena. On June 25, 2006, Palestinian Hamas terrorists attacked an IDF base at the Kerem Shalom crossing. Two soldiers were killed, four soldiers were wounded and one soldier was kidnapped.

      Since July, the frequency of Kasam missiles fired at southern cites and villages in Israel has declined dramatically but the firing from Gaza has not stopped.

The Economy

      In order to match the measurement of Gross Domestic Product (“GDP”) to the revised Systems of National Account released in 1993, a change was introduced in August 16, 2006 in the way GDP is presented by the Israeli Central Bureau of Statistics. GDP now includes the net tax on imports. Due to this change the past years’ figures are now different, as expressed in the following table:

Main Economic Indicators

(in millions of NIS unless noted)

	2001		2002		2003		2004		2005

	Old	Revised	Old	Revised	Old	Revised	Old	Revised	Old	Revised
	Figures	Figures	Figures	Figures	Figures	Figures	Figures	Figures	Figures	Figures

Growth (Percent Change)
Real Gross Domestic Product	-0.30%	-0.60%	-1.20%	-0.90%	1.70%	1.50%	4.40%	4.80%	5.20%	5.20%
GDP per Capita	-2.60%	-2.90%	-3.20%	-2.90%	-0.10%	-0.30%	2.60%	3.00%	3.30%	3.40%
Constant 2000 Prices
GDP per Capita (in NIS)	72,941	81,548 (1)	70,631	79,163 (1)	70,564	78,918 (1)	72,405	81,254 (1)	74,799	84,002	(1)
GDP	469,669	525,089 (1)	464,044	520,103 (1)	472,056	527,935 (1)	493,010	553,258 (1)	518,499	582,290	(1)
Business sector product	332,282	372,986	321,418	362,403	329,473	370,352	350,228	395,374	373,352	421,704
Current Prices
GDP	478,607	498,908	493,746	517,975	502,343	524,187	523,851	548,936	553,970	582,291
Business sector product	335,877	353,716	337,613	359,172	349,844	368,663	368,140	390,508	396,259	421,706
GNP	461,696	479,163	478,343	498,903	489,045	506,368	510,818	532,898	545,520	570,572
Net national income	386,313	402,988	391,822	411,482	400,548	416,977	419,848	440,723	451,618	475,755

(1) 2005 prices.

Source: Israeli Central Bureau of Statistics.

     According to national account data produced by the Israeli Central Bureau of Statistics, in 2003 the total GDP was 524,187 million NIS and the per capita GDP was 78,357 million NIS. The GDP growth rate for this year was 1.5%. In 2004 the total GDP was 548,936 million NIS and the per capita GDP was 80,619 NIS. Growth during that year was 4.8%. For 2005, total GDP was 582,291 million NIS, per capita GDP was 84,024 NIS and the growth rate was 5.2% respectively.

      According to national accounts data there was an annual growth rate of 5.7% in the first half of 2006, with the business sector expanding at the rate of 7.4%. Most of the growth in the first half of the year derived from the rise in the output of manufacturing and business services. The rapid rate of economic growth reflected an increase of 9.1% in goods and services exports (36.2% increase in the second quarter compared to the first quarter), and of 2.7% in public sector demand (excluding defense imports). Private consumption grew by 5.4% during the first two quarters of 2006, gross fixed capital formation increased by 4.1% and import of goods and services increased by 4.6%. The estimated GDP growth and the business sector expansion, as forecast by the Israeli Central Bureau of Statistics, are 4.5% and 5.6%, respectively. These figures are subject to adjustments.

      According to the Israeli Central Bureau of Statistics, from the beginning of July 2006 until the outbreak of hostilities in the northern front, an average of 5,500 tourists landed at Ben-Gurion Airport each day. Between July 13 and 31, the daily average fell to 3,300, resulting in a decline of 20.1% in tourist visits during the month of July 2006 as compared to July 2005. The number of tourists entering Israel continued to decline in September 2006, to approximately 52.5% less than the average in the first half of the year and 36% less than September 2005.

      The Consumer Price Index (“CPI”) in September decreased by 0.9%, reflecting the discounts in most of the consumptions groups and primarily the decrease in housing expenses, which resulted from the appreciation of the NIS and the decrease in oil prices. The total CPI rose since the beginning of 2006 by 0.8% and 1.3% during the past twelve months. This CPI increase falls within the Government’s target range of 1-3%.

      On October 23, 2006, the Bank of Israel set the interest rate at a level of 5.25%. The decision to decrease the interest rate from 5.50% in September was a result of the sharp drop in CPI, which brought the inflation rate closer to the lower end of the inflation target range and is consistent with the maintenance of price stability within the limits of the inflation target range.

      According to the Israeli Central Bureau of Statistics, during July 2006, the trend number of the unemployment rate, calculated based on past months’ tendencies, decreased to 8.7%. The Israeli Central Bureau of Statistics announced that during the months of June-July 2006 the average real wage per employee rose by 1.8% (in annual terms).

Role of the State in the Economy

      On September 28, 2006 the privatization of the oil refinery facility in Ashdod, Ashdod Oil Refineries, was completed when the state of Israel sold the company to a privately owned fuel company for NIS 3.25 billion. This was another stage in the process of privatizing the oil refineries in Israel. The next and final stage will occur with the selling of Haifa Oil Refineries.

      On October 29, 2006, the Attorney General and the State Prosecutor authorized the commencement of a preliminary inquiry into the involvement of Prime Minister Olmert, while Minister of Finance, in the 2005 bidding process for the sale of the government’s controlling interest in Bank Leumi. The purpose of the preliminary inquiry is to gather information sufficient for the State Prosecutor to determine whether or not there is a factual basis that would justify the opening of a criminal investigation.

Balance of Payments and Foreign Trade

      According to foreign trade data produced by the Israeli Central Bureau of Statistics, the current account surplus continued to grow in the first half of 2006, reaching $3.74 billion (4.4% of GDP). The goods and services account showed a $0.7 billion surplus in the first half of 2006, compared to a $0.4 billion surplus in the second half of 2005. The updated current account balances in the years 2003 and 2004 were $1.653 billion and $3.159 billion, respectively. The updated current account balance in 2005 was $3.756 billion. The favorable foreign-trade data for the month of August show that the economy recovered after the war in Lebanon. In July-September 2006, total exports (excluding diamonds), grew by 13.1% as compared to the months of April-June 2006, thus continuing the upward trend that started at the beginning of 2006. Imports of goods (seasonally adjusted and excluding ships, aircraft, and diamonds) increased by 15.9% in July-September relative to April-June.

Foreign Investments

      According to the Bank of Israel, in the nine months since the beginning of 2006, foreign investment reached a record of $17.9 billion, compared with $11.56 billion in the whole of 2005 and $8.05 billion in the whole of 2004. In spite of the war in northern Israel, foreign direct investments (“FDI”) in the third quarter were $5.04 billion, representing a growth of more than 600% compared to the third quarter of 2005. From January to September 2006, FDI totaled $8.8 billion. Since the increase in residents’ investments abroad surpassed the increase of foreign investment, the deficit on financial account increased by $3.8 billion in the first quarter of 2006 and by $0.34 billion in the second quarter of the year. Residents’ investment abroad declined in the second and third quarters and reached $22.64 billion.

Foreign Exchange Rate

      The shekel continued to appreciate in 2006, and the exchange rate decreased from a rate of NIS 4.40 to the US$ shortly before the beginning of the fighting in Lebanon to NIS 4.32 to the US$ at the end of August. The shekel appreciated by a similar rate against the currency basket. In October 2006, the shekel further appreciated against the US$ and reached its lowest exchange rate in three years on October 6, 2006, at NIS 4.238 to the US$.

Public Finance

      According to the Accountant General of the Ministry of Finance, the accumulated budget surplus in the first three quarters of 2006 totaled NIS 2.6 billion compared to a deficit of NIS 3.1 billion at the end of the same period in 2005. Even though the budget law for 2006 approves a budget deficit of NIS 17.2 billion, 3% of the then-forecasted GDP for 2006, the total budget deficit in 2006 is expected to be 1.5%. Since the beginning of 2006 the total tax revenue reached NIS 136.6 billions, an increase (in nominal terms) of 11.2% compared to the same period in 2005. In the 2007 budget as approved by the government, the deficit target was raised to 2.9% of GDP and the limit on expenditure growth increased by 1.6%, due to unusual expenses related to the war in the north, and by an additional 0.5% due to expenses related to the Disengagement Plan, in which Israel relocated all Israeli communities in the Gaza Strip and four Israeli towns in the northern West Bank, as well as its military installations in those areas. The government’s budget proposal must be approved by the Knesset.

Public Debt

      According to the Bank of Israel, the ratio of government debt to GDP continued to decline in the first half of 2006, reaching 89% in June 2006, compared to 95% at the end of 2005 and 99% at the end of 2004 (these figures have been updated to reflect the change in measuring the GDP, as described above under “— The Economy”).

      The credit rating agencies: Standard & Poor’s, Moody’s Investors Service and Fitch Ratings affirmed their ratings of the State of Israel during the war with Hezbollah. None of Israel’s ratings was affected.

      In August 2006, the U.S. Administration agreed to support legislation that would extend the U.S. loan guarantee program for additional 3 years, allowing Israel to raise funds through 2011. According to the original plan, the Government of Israel can raise funds up to $9 billion in the form of U.S.-government backed guarantees, beginning in 2003. There is currently $4.6 billion remaining available under this program.